Filed Pursuant to Rule 433

Issuer Free Writing Prospectus Supplementing

the Preliminary Prospectus Supplement

dated November 5, 2015 and the Prospectus

dated October 26, 2015

Registration No. 333-202246

November 5, 2015

PRICING TERM SHEET

The information in this pricing term sheet should be read together with the preliminary prospectus supplement, dated November 5, 2015, relating to the offering of senior notes, and the related prospectus dated October 26, 2015, included in the Registration Statement (File No. 333-202246), as filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended, including the documents incorporated by reference therein. Terms used but not defined herein have the meanings assigned to such terms in the preliminary prospectus supplement.

Issuer:	Halliburton Company
Pricing Date:	November 5, 2015
Settlement Date (T+5)*:	November 13, 2015
Denominations/Multiple:	$2,000 x $1,000
Anticipated Ratings** (Moody’s/S&P/Fitch):	A2/A/A-

2.700% Senior Notes due 2020
Security:	2.700% Senior Notes due 2020
Size:	$1,250,000,000
Maturity Date:	November 15, 2020
Coupon:	2.700%
Interest Payment Dates:	May 15 and November 15, commencing May 15, 2016
Interest Payment Record Dates:	May 1 and November 1
Benchmark Treasury:	1.375% due October 31, 2020
Benchmark Treasury Price:	98-23
Benchmark Treasury Yield:	1.644%
Spread to Benchmark Treasury:	+110 bps
Yield:	2.744%
Price to Public:	99.795%, plus accrued interest, if any, from November 13, 2015
Optional Redemption:	At any time before October 15, 2020, make-whole call to October 15, 2020 at the greater of par or a discount rate of Treasury plus 20 bps
At any time on or after October 15, 2020, at par
Special Mandatory Redemption:	If the Issuer does not consummate the Baker Hughes acquisition pursuant to the Agreement and Plan of Merger, dated as of November 16, 2014 (the “Merger Agreement”), on or prior to November 13, 2016 or, if prior to such date, the Merger Agreement is terminated for any reason, then, in either case, the Issuer must redeem all of the 2020 notes at a redemption price equal to 101% of the principal amount of the 2020 notes, plus accrued but unpaid interest to, but excluding, the redemption date.

CUSIP:	406216 BF7
ISIN:	US406216BF76

3.375% Senior Notes due 2022
Security:	3.375% Senior Notes due 2022
Size:	$1,250,000,000
Maturity Date:	November 15, 2022
Coupon:	3.375%
Interest Payment Dates:	May 15 and November 15, commencing May 15, 2016
Interest Payment Record Dates:	May 1 and November 1
Benchmark Treasury:	1.875% due October 31, 2022
Benchmark Treasury Price:	99-08+
Benchmark Treasury Yield:	1.988%
Spread to Benchmark Treasury:	+140 bps
Yield:	3.388%
Price to Public:	99.919%, plus accrued interest, if any, from November 13, 2015
Optional Redemption:	At any time before September 15, 2022, make-whole call to September 15, 2022 at the greater of par or a discount rate of Treasury plus 25 bps
At any time on or after September 15, 2022, at par
Special Mandatory Redemption:	If the Issuer does not consummate the Baker Hughes acquisition pursuant to the Merger Agreement on or prior to November 13, 2016 or, if prior to such date, the Merger Agreement is terminated for any reason, then, in either case, the Issuer must redeem all of the 2022 notes at a redemption price equal to 101% of the principal amount of the 2022 notes, plus accrued but unpaid interest to, but excluding, the redemption date.
CUSIP:	406216 BH3
ISIN:	US406216BH33

3.800% Senior Notes due 2025
Security:	3.800% Senior Notes due 2025
Size:	$2,000,000,000
Maturity Date:	November 15, 2025

Coupon:	3.800%
Interest Payment Dates:	May 15 and November 15, commencing May 15, 2016
Interest Payment Record Dates:	May 1 and November 1
Benchmark Treasury:	2.000% due August 15, 2025
Benchmark Treasury Price:	97-30+
Benchmark Treasury Yield:	2.234%
Spread to Benchmark Treasury:	+160 bps
Yield:	3.834%
Price to Public:	99.719%, plus accrued interest, if any, from November 13, 2015
Optional Redemption:	At any time before August 15, 2025, make-whole call to August 15, 2025 at the greater of par or a discount rate of Treasury plus 25 bps
At any time on or after August 15, 2025, at par
CUSIP:	406216 BG5
ISIN:	US406216BG59

4.850% Senior Notes due 2035
Security:	4.850% Senior Notes due 2035
Size:	$1,000,000,000
Maturity Date:	November 15, 2035
Coupon:	4.850%
Interest Payment Dates:	May 15 and November 15, commencing May 15, 2016
Interest Payment Record Dates:	May 1 and November 1
Benchmark Treasury:	3.000% due May 15, 2045
Benchmark Treasury Price:	99-31
Benchmark Treasury Yield:	3.002%
Spread to Benchmark Treasury:	+185 bps
Yield:	4.852%
Price to Public:	99.974%, plus accrued interest, if any, from November 13, 2015
Optional Redemption:	At any time before May 15, 2035, make-whole call to May 15, 2035 at the greater of par or a discount rate of Treasury plus 30 bps
At any time on or after May 15, 2035, at par
CUSIP:	406216 BJ9
ISIN:	US406216BJ98

5.000% Senior Notes due 2045
Security:	5.000% Senior Notes due 2045
Size:	$2,000,000,000

Maturity Date:	November 15, 2045
Coupon:	5.000%
Interest Payment Dates:	May 15 and November 15, commencing May 15, 2016
Interest Payment Record Dates:	May 1 and November 1
Benchmark Treasury:	3.000% due May 15, 2045
Benchmark Treasury Price:	99-31
Benchmark Treasury Yield:	3.002%
Spread to Benchmark Treasury:	+200 bps
Yield:	5.002%
Price to Public:	99.969%, plus accrued interest, if any, from November 13, 2015
Optional Redemption:	At any time before May 15, 2045, make-whole call to May 15, 2045 at the greater of par or a discount rate of Treasury plus 30 bps
At any time on or after May 15, 2045, at par
CUSIP:	406216 BK6
ISIN:	US406216BK61

Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Mizuho Securities USA Inc. Deutsche Bank Securities Inc. HSBC Securities (USA) Inc.
Senior Co-Managers:	Barclays Capital Inc. DNB Markets, Inc. J.P. Morgan Securities LLC Mitsubishi UFJ Securities (USA), Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC
Co-Managers:	BBVA Securities Inc. Lloyds Securities Inc. Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc. Standard Chartered Bank

Changes from Preliminary Prospectus Supplement

Use of Proceeds:

We estimate that the net proceeds we will receive from the sale of the notes in this offering will be approximately $7.4 billion, after deducting underwriting discounts and our expenses of the offering.

Capitalization:

The following table sets forth our consolidated cash and equivalents and our capitalization as of September 30, 2015 on:

(i) a historical basis;

(ii) an as adjusted basis to give effect to the 2025 notes, the 2035 notes and the 2045 notes (which will remain outstanding even if the Baker Hughes acquisition is not consummated) after deducting underwriting discounts but not other offering expenses, and not the use of proceeds therefrom; and

(iii) an as further adjusted basis to give effect to the issuance of all the notes, the application of our net proceeds from this offering to fund a portion of the cash consideration component of the Baker Hughes acquisition as described in “Use of Proceeds” and the consummation of the Baker Hughes acquisition (excluding acquisition-related expenses), including an increase in common stock resulting from the issuance of approximately 492 million new shares of Halliburton common stock.

In addition to the sections captioned “Use of Proceeds” and “Unaudited Pro Forma Condensed Combined Financial Statements” you should read the data set forth in the table below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into the prospectus supplement from our and Baker Hughes’s Annual Reports on Form 10-K for the year ended December 31, 2014 and our and Baker Hughes’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015 and our and Baker Hughes’s financial statements and the accompanying notes incorporated by reference into the prospectus supplement.

	As of September 30, 2015
	Historical		As Adjusted	As Further Adjusted
	(in millions of dollars and shares)
Cash and equivalents	$2,249	(a)	$7,174	$3,386	(b)

Long-Term Debt:
Halliburton
Outstanding senior notes and debentures	7,818		7,818	7,818
2.700% senior notes due 2020 offered hereby	—		—	1,247
3.375% senior notes due 2022 offered hereby	—		—	1,249
3.800% senior notes due 2025 offered hereby	—		1,994	1,994
4.850% senior notes due 2035 offered hereby	—		1,000	1,000
5.000% senior notes due 2045 offered hereby	—		1,999	1,999
Revolving credit facility, maturing in July 2020(c)	—		—	—
Other	73		73	73

Baker Hughes(d)
Outstanding notes and debentures	—		—	3,772
Revolving credit facility, maturing in September 2016(e)	—		—	—
Other	—		—	480

Total Long-Term Debt	7,891		12,884	19,632	(b)

Less current portion	648	648	777

Total Long-Term Debt, less current portion	7,243	12,236	18,855	(b)
Shareholders’ Equity:
Common shares, par value $2.50 per share—authorized 2,000 shares, issued 1,071 shares, historical and as adjusted, and 1,563 shares as further adjusted	2,677	2,677	3,907
Paid-in capital in excess of par value	243	243	17,658
Accumulated other comprehensive loss	(451)	(451)	(451)
Retained earnings	20,706	20,706	20,597
Treasury stock, at cost—216 shares	(7,727)	(7,727)	(7,727)

Company shareholders’ equity	15,448	15,448	33,984

Noncontrolling interest in consolidated subsidiaries	32	32	123

Total shareholders’ equity	15,480	15,480	34,107

Total Capitalization	$23,371	$28,364	$53,739	(b)

(a)	As of September 30, 2015, we also held investments in fixed income securities of approximately $89 million.

(b)	We intend to either use cash on hand or incur additional unsecured debt in order to pay the difference between the net proceeds received from the issuance of the notes offered hereby and the cash consideration component of the Baker Hughes acquisition and related fees and expenses (assuming the difference is financed through additional unsecured debt, such unsecured debt when aggregated with the notes offered hereby would total approximately $8.5 billion of debt financing). The As Further Adjusted presentation assumes we use cash on hand to fund such difference. To the extent we incur additional debt to fund all or a portion of such difference, As Further Adjusted cash and equivalents, total long-term debt, total long-term debt, less current portion and total capitalization would increase by such difference. See “Unaudited Pro Forma Condensed Combined Financial Statements.”

(c)	In July 2015, we entered into a new five-year revolving credit agreement, with an initial capacity of $3.0 billion, increasing to $4.5 billion upon closing of the Baker Hughes acquisition and satisfaction of the conditions provided in the credit agreement as further described under “Description of Other Indebtedness— Revolving credit agreement.” As of October 27, 2015, we had available borrowing capacity under the revolving credit agreement of $3.0 billion.

(d)	Certain adjustments have been made to Baker Hughes amounts to conform to the presentation used in the unaudited pro forma condensed combined financial statements. Please see “Unaudited Pro Forma Condensed Combined Financial Statements” for further discussion of these adjustments. Baker Hughes’s historical total long-term debt, including current maturities, as reflected on its balance sheet as of September 30, 2015 was $4.1 billion.

(e)	In 2011, Baker Hughes entered into a revolving credit agreement maturing in September 2016, with a capacity of $2.5 billion. As of September 30, 2015, Baker Hughes had available borrowing capacity under its revolving credit agreement of $2.5 billion. We intend to terminate Baker Hughes’s credit agreement upon the closing of the Baker Hughes acquisition.

*	It is expected that delivery of the notes will be made against payment therefor on or about November 13, 2015, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

**	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and related preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents incorporated by reference therein for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the accompanying prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Credit Suisse Securities (USA) LLC toll-free at 1-800-820-1653, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or Mizuho Securities USA Inc. toll-free at 1-866-271-7403.